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                                 Gen Trak, Inc.

                              Amendments to Bylaws






RESOLVED, that Section 3.17 of the Corporation's Bylaws is hereby deleted.


RESOLVED, that paragraph (a) of Section 4.03 of the Corporation's Bylaws is hereby amended and restated to provide in its entirety as follows:

         (a) The business of this Corporation shall be managed under the direction of the Board of Directors. Subject to the provisions of application law and the Articles of Incorporation, the Board of Directors shall have the authority to (i) determine the number of directors to constitute the Board and
(ii) classify the directors with respect to the time for which they shall severally hold office.

FURTHER RESOLVED, that Section 4.04 of the Corporation's Bylaws is hereby amended and restated in its entirety to provide as follows:

         Section 4.04. Vacancies. If any office of any director shall become vacant by reason of death, resignation, disqualification or other cause, or if a vacancy or vacancies shall result from an increase in the number of directors, such vacancy or vacancies shall be filled by a majority vote of the remaining members of the Board, even though less than a quorum, and each person so selected shall be a director to serve the balance of the unexpired term.